White & Case, S.C.
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.



SUPPL

April 8, 2005
Paul Dudek


4:30
RECEIVED
APR 29 2005
183

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the third quarter of 2004, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding the Annual Report corresponding to December 31, 2003, dated September 3, 2004;

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding announcement of Proposed Issuance of Senior Unsecured Notes, dated September 15, 2004.

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding announcement of Terms of Issuance of Senior Unsecured Notes, dated September 29, 2004;

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,



Sean Goldstein

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Javier Cataño (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)



MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 3 YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V..

CONSOLIDATED FINANCIAL STATEMENT
AS OF September 30 of 2004 and 2003
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**10,534,658**	**100**	**10,444,395**	**100**
2	**CURRENT ASSETS**	**1,474,504**	**14**	**1,222,324**	**12**
3	CASH AND SHORT-TERM INVESTMENTS	263,470	3	241,583	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	827,646	8	588,910	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	312,940	3	317,951	3
7	OTHER CURRENT ASSETS	70,448	1	73,880	1
8	**LONG-TERM**	**220,180**	**2**	**414,031**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	191,437	2	279,652	3
10	INVESMENT IN SHARES OF SUBSIDIARIES	28,743	0	28,478	0
	AND NON-CONSOLIDATED OPERATIONS		0		0
11	OTHER INVESTMENTS	0	0	105,901	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**8,100,935**	**77**	**8,163,824**	**78**
13	PROPERTY	9,551,109	91	9,424,659	90
14	MACHINERY	1,865,322	18	1,955,296	19
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,469,228	33	3,365,659	32
17	CONSTRUCTION IN PROGRESS	153,732	1	149,528	1
18	**DEFERRED ASSETS (NET)**	**739,039**	**7**	**644,216**	**6**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**6,263,092**	**100**	**6,178,908**	**100**
21	**CURRENT LIABILITIES**	**1,527,795**	**24**	**1,194,786**	**19**
22	SUPPLIERS	457,107	7	409,153	7
23	BANK LOANS	327,130	5	443,188	7
24	STOCK MARKET LOANS	401,814	6	0	0
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	341,744	5	342,445	6
27	**LONG-TERM LIABILITIES**	**3,229,089**	**52**	**3,661,708**	**59**
28	BANK LOANS	1,627,975	26	1,658,005	27
29	STOCK MARKET LOANS	1,539,986	25	2,003,703	32
30	OTHER LOANS	61,128	1	0	0
31	**DEFERRED LOANS**	**1,445,719**	**23**	**1,226,611**	**20**
32	**OTHER LIABILITIES**	**60,489**	**1**	**95,803**	**2**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**4,271,567**	**100**	**4,265,487**	**100**
34	**MINORITY INTEREST**	**1,054,736**	**25**	**1,160,981**	**27**
35	**MAJORITY INTEREST**	**3,216,831**	**75**	**3,104,506**	**73**
36	**CONTRIBUTED CAPITAL**	**2,259,352**	**53**	**2,349,200**	**55**
37	PAID-IN CAPITAL STOCK (NOMINAL)	490,533	11	497,957	12
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,499,422	35	1,513,803	35
39	PREMIUM ON SALES OF SHARES	153,520	4	199,020	5
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	115,877	3	138,420	3
41	**CAPITAL INCREASE (DECREASE)**	**957,479**	**22**	**755,306**	**18**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,356,868	32	1,329,547	31
43	SHARES REPURCHASE FUND	150,720	4	147,750	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	-792,503	-19	-822,914	-19
45	**NET INCOME FOR THE YEAR**	**242,394**	**6**	**100,923**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 3 YEAR: 2004

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**263,470**	**100**	**241,583**	**100**
46	CASH	180,030	68	83,675	35
47	SHORT-TERM INVESTEMENTS	83,440	32	157,908	65
18	**DEFERRED ASSETS (NET)**	**739,039**	**100**	**644,216**	**100**
48	AMORTIZED OR REDEEMED	289,512	39	224,240	35
49	GOODWILL	0	0	151,399	24
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	449,527	61	268,577	42
21	**CURRENT LIABILITIES**	**1,527,796**	**100**	**1,194,786**	**100**
52	FOREIGN CURRENCY LIABILITIES	517,850	34	633,790	53
53	MEXICAN PESO LIABILITIES	1,009,946	66	560,996	47
24	**STOCK MARKET LOANS**	**401,814**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	401,814	100	0	0
26	**OTHER CURRENT LIABILITIES**	**341,744**	**100**	**342,445**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	9306	3	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	332,438	97	342,445	100
27	**LONG-TERM LIABILITIES**	**3,229,089**	**100**	**3,661,708**	**100**
59	FOREIGN CURRENCY LIABILITIES	1,353,082	42	1,597,105	44
60	MEXICAN PESO LIABILITIES	1,876,007	58	2,064,603	56
29	**STOCK MARKET LOANS**	**1,539,986**	**100**	**2,003,703**	**100**
61	BONDS	1,539,986	100	0	0
62	MEDIUM TERM NOTES	0	0	2,003,703	100
30	**OTHER LOANS**	**61,128**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	61,128	100	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,445,719**	**100**	**1,226,611**	**100**
65	NEGATIVE GOODWILL	15,787	1	8,941	1
66	DEFERRED TAXES	1,382,901	96	1,169,193	95
67	OTHERS	47,031	3	48,477	4
32	**OTHER LIABILITIES**	**60,489**	**100**	**95,803**	**100**
68	RESERVES	60,489	100	95,803	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(792,503)**	**100**	**(822,914)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(5,825,060)	735	(5,587,963)	679
71	INCOME FROM NON-MONETARY POSITION	5,032,557	(635)	4,765,049	(579)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
72	WORKING CAPITAL	(53,291)	27,538
73	PENSION FUND AND SENIORITY PREMIUMS	7,467	10,051
74	EXECUTIVES (*)	223	195
75	EMPLOYERS (*)	3,245	2,617
76	EMPLOYEES (*)	4,398	3,665
77	OUTSTANDING SHARES (*)	490,532,977	497,947,377
78	REPURCHASED SHARES (*)	1,515,685	1,399,285

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 3 YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM January 1st TO September 30 of 2004 and 2003
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**3,312,533**	**100**	**3,055,958**	**100**
2	COST OF SALES	2,438,582	74	2,261,200	74
3	**GROSS INCOME**	**873,951**	**26**	**794,758**	**26**
4	OPERATING	335,349	10	378,486	12
5	**OPERATING INCOME**	**538,602**	**16**	**416,271**	**14**
6	TOTAL FINANCING	112,675	3	228,650	7
7	**INCOME AFTER FINANCING COST**	**425,927**	**13**	**187,621**	**6**
8	OTHER FINANCIAL OPERATIONS	20,673	1	31,012	1
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**405,254**	**12**	**156,609**	**5**
10	RESERVE FOR TAXES AND WORKER PROFIT SHARING	130,131	4	35,946	1
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**275,123**	**8**	**120,663**	**4**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	654	0	1,115	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**275,777**	**8**	**121,778**	**4**
14	INCOME FROM DISCONTINUED OPERATIONS	574	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**275,203**	**8**	**121,778**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**275,203**	**8**	**121,778**	**4**
19	NET INCOME OF MINORITY INTEREST	32,809	1	20,855	1
20	**NET INCOME OF MAJORITY INTEREST**	**242,394**	**7**	**100,923**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**3,312,533**	**100**	**3,055,958**	**100**
21	DOMESTIC	2,971,765	90	2,659,894	87
22	FOREIGN	340,768	10	396,064	13
23	EXPRESSED IN US DOLLARS (***)	29,922	1	34,777	1
6	**TOTAL FINANCING COST**	**112,675**	**100**	**228,650**	**100**
24	INTEREST PAID	228,687	203	234,889	103
25	FOREIGN EXCHANGE LOSSES	298,190	265	299,793	131
26	INTEREST EARNED	3,626	3	4,326	2
27	FOREIGN EXCHANGE PROFITS	287,373	255	220,211	96
28	GAIN DUE TO MONETARY POSITION	(123,203)	-109	(81,495)	-36
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**20,673**	**100**	**31,012**	**100**
29	OTHER EXPENSES (INCOME) NET	20,673	100	31,012	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**130,131**	**100**	**35,946**	**100**
32	INCOME TAX	70,573	54	61,022	170
33	DEFERRED INCOME TAX	59,558	46	(25,076)	-70
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER: **3** | YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
36	TOTAL SALES	3,333,983	3,078,151
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	4,297,223	4,032,004
39	OPERATION INCOME (**)	681,694	533,103
40	NET INCOME OF MAJORITY INTEREST (**)	282,507	155,812
41	NET CONSOLIDATED INCOME (**)	260,565	161,220

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
FROM July 1st TO September 30 of 2004 and 2003
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,127,740**	**100**	**985,784**	**100**
2	COST OF SALES	840,712	75	760,631	77
3	**GROSS INCOME**	**287,028**	**25**	**225,153**	**23**
4	OPERATIONS	110,726	10	126,483	13
5	**OPERATING INCOME**	**176,302**	**16**	**98,670**	**10**
6	TOTAL FINANCING	-2,823	0	125,910	13
7	**INCOME AFTER FINANCING COST**	**179,125**	**16**	**-27,240**	**-3**
8	OTHER FINANCIAL OPERATIONS	3,224	0	11,290	1
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**175,901**	**16**	**-38,530**	**-4**
10	RESERVE FOR TAXES AND EMPLOYEES PROFIT SHARING	48,481	4	-11,502	-1
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**127,420**	**11**	**-27,028**	**-3**
12	PARTICIPATION IN SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	224	0	625	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**127,644**	**11**	**-26,403**	**-3**
14	INCOME FROM OPERATIONS	2,457	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**125,187**	**11**	**-26,403**	**-3**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**125,187**	**11**	**-26,403**	**-3**
19	NET INCOME OF MINORITY INTEREST	-1,272	0	2,568	0
20	**NET INCOME OF MAJORITY INTEREST**	**126,459**	**11**	**-28,971**	**-3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 3 YEAR: 2004

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS BRI
(In Thousands of Mexican Pesos) (I

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,127,740**	**100**	**985,784**	**100**
21	DOMESTIC	1,020,344	90	869,161	88
22	FOREIGN	107,396	10	116,623	12
23	EXPRESSED IN US DOLLARS (***)	9,430	1	10,241	1
6	**TOTAL FINANCING COST**	**(2,823)**	**100**	**125,910**	**100**
24	INTEREST PAID	74,662	(2,645)	72,720	58
25	FOREIGN EXCHANGE LOSSES	(22,304)	790	193,382	154
26	INTEREST EARNED	941	(33)	1,013	1
27	FOREIGN EXCHANGE PROFITS	3,479	(123)	98,818	78
28	GAIN DUE TO MONETARY POSITION	(50,762)	1,798	(40,361)	(32)
8	**OTHER FINANCIAL OPERATIONS**	**3,224**	**100**	**11,290**	**100**
29	OTHER EXPENSES (INCOME) NET	3,224	100	11,290	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**48,481**	**100**	**(11,502)**	**100**
32	INCOME TAX	24,153	50	18,527	(161)
33	DEFERRED INCOME TAX	24,328	50	(30,029)	261
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED WORKER PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN THE FINANCIAL RESULTS
FROM January 1st TO September 30 of 2004 and 2003
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**275,203**	**121,778**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	234,120	319,401
3	**CASH FLOW FROM NET INCOME FOR THE YEAR**	**509,323**	**441,179**
4	CASH FLOW CHANGES IN WORKING CAPITAL	(214,408)	(116,988)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	294,915	324,191
6	CASH FLOW FROM EXTERNAL FINANCING	(25)	(15,027)
7	CASH FLOW FROM INTERNAL FINANCING	(71,708)	(65,676)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(71,733)**	**(80,703)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(199,683)**	**(261,249)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	23,499	(17,761)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	239,971	259,344
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	263,470	241,583

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**234,120**	**319,401**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	295,113	328,627
14	+(-) NET INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONETARY EXCHANGE	10,817	75,267
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	-123,203	-80,136
17	+(-) OTHER ITEMS	51,393	-4,357
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	0	0
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**-214,408**	**-116,988**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-107,989	-94,250
19	+(-) DECREASE (INCREASE) IN INVENTORY	14,625	6,750
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-25,638	21,008
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS	-27,474	26,977
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-67,932	-77,473
6	**CASH FLOW FROM EXTERNAL FINANCING**	**-25**	**-15,027**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	1,195,022	2,236,433
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	-1,195,047	-2,251,460
28	(-) STOCK EXCHANGE AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-71,708**	**-65,676**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	-821
31	(-) DIVIDENDS PAID	-66,860	-58,862
32	+ PREMIUM ON SALE OF SHARES	-1,675	-3,281
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-3,173	-2,712
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-199,683**	**-261,249**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-23,492	-23,980
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-49,409	-120,846
36	(-) INCREASE IN BUILDINGS IN PROGRESS	-83,228	68,259
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	-43,554	-184,682

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	8.31	%	3.98	%
2	NET INCOME TO STOCKHOLDERS EQUITY (**)	8.78	%	5.02	%
3	NET INCOME TO TOTAL ASSETS (**)	2.47	%	1.54	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	44.77	%	66.92	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.41	times	0.39	times
7	NET SALES TO FIXED ASSETS (**)	0.53	times	0.49	times
8	INVENTORY ROTATION (**)	10.11	times	9.41	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	59	days	45	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.64	%	8.12	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.45	%	59.16	%
12	TOTAL LIABILITIES TO STOCK HOLDERS EQUITY	1.47	times	1.45	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	29.87	%	36.11	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	39.86	%	44.85	%
15	OPERATING INCOME TO INTEREST PAID	2.36	times	1.77	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.69	times	0.65	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.97	times	1.02	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.76	times	0.76	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.24	times	0.20	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	17.25	25	20.22	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	15.38	%	14.44	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.47)	%	(3.83)	%
23	CASH GENERATED (USED) IN OPERATIONS TO INTEREST PAID	1.29	times	1.38	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.03	%	18.62	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	99.97	%	81.38	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	24.74	%	46.26	%

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Final Printing

REF D		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.57		$ 0.31	
2	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$ 0.57		$ 0.31	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	BOOK VALUE PER SHARE	$ 6.56		$ 6.23	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.14		$ 0.12	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO BOOK VALUE	1.08	times	0.88	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.54	times	17.60	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 3**

Grupo Posadas, S.A. de C.V.

ANNEX 1

Total Revenues

The Company's consolidated revenue increased 14.4% with respect to third quarter 2003, mainly due to a 49.5% increase in the revenue of the management business. The results continue to reflect the gradual transformation of the Company towards a business mix in which the contribution of the sale of services is increasing. Vacation Club had another good quarter, with sales increasing by 16.5%. In addition, the combined revenue of owned and leased hotels grew 7.6% over third quarter 2003, as a result of an increase of 6 percentage points (pp) in occupancy and a 5% increase in average rooms.

Owned Hotels

In general terms, during the course of this year we have observed increased growth in demand (as measured by occupied rooms) over supply in the western, central and southern regions of Mexico. In these regions, the Company's hotel occupancy increased by 14pp, 6pp and 6pp, respectively, during the third quarter. The opposite has happened, however, in the northern region, in destinations such as Torreon, where the supply of available rooms has increased significantly with respect to demand.

This more favorable economic environment, coupled with the fact that the Company now has a fully integrated room Central Inventory with centralized reservations, resulted in a 6pp increase in urban hotel occupancy and a 9% increase in their revenue per available room (REVPAR).

In addition, our aggressive commercial strategies as well as continued media presence have favorably impacted hotel revenue. As during the previous quarter, the "Free Ticket" ("*Boleto Gratis*") promotion launched this past May had a very positive impact on the hotel occupancy, both urban and coastal. In coastal regions, occupancy increased 4pp notwithstanding the hurricane season, with notable results especially in Acapulco and Cancun.

Growth in leased hotel revenue was driven mainly by new openings of leased hotels within the last 12 months, which include the Caesar Business Belo Horizonte (Brazil), the

Fiesta Inn Culiacan and the Caesar Park Faria Lima, Sao Paulo. Comparatively, direct costs have outgrown revenue given the impact of fixed rent from these new additions.

Hotel Management

The factors mentioned in the above section also contributed to a 3pp increase in hotel occupancy on a chain wide level, with a 2% decrease in average daily rate (ADR), after adjusting for inflation. This decrease in ADR includes the impact of 10 openings made within the last year, all of them of urban hotels, under the Fiesta Inn and Caesar Business brands, the relevance of which within our business mix continues to grow.

Costs in this segment increased 23% in absolute terms as a consequence of costs related to the operation of Conectum (our shared services center through which we are migrating hotel administrative activities to a centralized model) and the larger number of hotels under operation.

Nevertheless, due to the economies of scale in this business segment, we saw a decrease of almost 27pp with respect to revenue growth.

As a result, we saw an improvement in the margin, going from 35.5 to 47.0% in the third quarter.

Other Businesses

During this quarter, the Vacation Club business continued to mountain the favorable trend of the last few quarters. Combined sales in the Los Cabos and Cancún developments reached approximately Ps$200 million for the quarter, 16.5% above sales of the third quarter of 2003. In order to maintain the Vacation Club's contribution to sales consolidated EBITDA we are contemplating expansion projects in other destinations.

Operating Income and EBITDA

Increases in the contribution of the Company's three base businesses, coupled with a smaller depreciation and a slight reduction of corporate expenses resulted in a 79% increase in operating income and a 5.6pp growth in the operating margin. In addition, EBITDA grew 30% with respect to the same period last year and the EBITDA margin improved almost 3pp, from 21.1% to 24.0% for the same period.

Comprehensive Financing Cost

Interest paid expressed in pesos grew slightly due to an average depreciation of the peso of approximately 6% with respect to the same period last year. The 80 basis point average increase of Libor for the period impacted variable dollar-denominated debt in a smaller proportion. Nevertheless, as mentioned below, interest coverage improved to 3.5 times at the close of the quarter. During the quarter, the Company maintained an average debt mix of 67% in dollars and 33% in pesos.

Foreign exchange income resulted from the effect on the debt of the 1.2% appreciation of the peso over the dollar during the quarter, compared to a 5.1% depreciation in third quarter 2003. With respect to monetary position gain, the increase in income is a result of higher inflation in 3Q04 of 1.7%, compared to a 1% inflation in third quarter 2003.

Financial Position

At the close of the quarter, the net debt/EBITDA ratio was 3.4 times and interest coverage, measured as EBITDA over net interest, was 3.5 times, compared to 3.3 times for the previous quarter and 3.1 times at year-end 2003.

On October 4, the Company successfully placed US$150,000,000 in $8^{3}/_{4}$ % senior notes due 2011. The proceeds from this transaction are being used to repay debt. The notes are guaranteed by the Company's principal wholly owned subsidiaries and are rated Ba3 by Moody's and BB by Standard and Poor's.

With this issuance, the average life of the Company's debt increased from 2.5 years to 4.7 years, leaving the Company with a better debt profile, as once the proceeds have been applied, approximately 90% of the Company's debt will be long term.

Development

During the third quarter of 2004 and October, the Company continued to grow, adding 4 hotels and 542 rooms to the chain under the Fiesta Inn brand, in Villahermosa, Mexicali, San Luis Potosí and Nogales. This adds up to a total of ten openings in 2004.

The Company currently has 25 hotels with over 3,800 rooms under development, whether under construction or with management agreements already signed, opening over the next two years. We estimate that this development plan will require a total investment of US$278 million, of which the Company will only contribute 4% since most of these openings will be under management and lease agreements.

Notes to the Financial Information

ANNEX 2

Consolidated
Final Printing

Significant accounting policies

Basis of preparation

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

The significant accounting policies of the Company are as follows:

a. Recognition of the effects of inflation

The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos for the corresponding period due to the effect of the conversion. Consequently, all consolidated financial statement amounts are comparable, both for the current and prior years, since all are stated in terms of Mexican pesos.

b. Marketable securities

These are primarily money market securities valued at their market price and registered at their market value.

c. Inventory and operating costs

Inventories and their related costs are valued at average cost, which due to high turnover is similar to replacement cost.

d. Inventory and real estate development

Time-share club intervals are recorded at their acquisition, development and building cost, usually in US dollars and updated according to the Mexican peso-US dollar exchange rate to show values that correspond to reporting terms commonly used in the real estate sector.

Long term time-share club intervals correspond to the cost of the Fiesta Americana Cancún hotel, which is undergoing refurbishment to incorporate time-share services.

e. Investment in shares

Investment in shares where the Company has a significant influence is recorded applying the profit sharing method, recognizing profit sharing and investment of shareholders of associated companies.

Investments where the Company does not have a significant influence are valued at their cost, restated according to the NCPI, not to exceed their sale price.

f. Property and equipment

Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values of such property and equipment as determined by independent appraisers. Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of year-end.

The cost of improvements, remodeling and replacements is capitalized. The cost of minor repairs and maintenance is charged to results when incurred.

g. Labor liabilities

According to the Mexican Labor Law, Mexican companies are liable for severance payments and seniority premiums to terminated employees under certain circumstances. In addition, the Company has a pension plan to address the retirement of its executives.

The policy of the Company is to record severance payments as results of the period in which they are incurred. Liabilities for seniority premiums are recorded as they accrue, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations up to the estimated retirement date of the Company's employees.

There are no significant labor liabilities in the case of foreign subsidiaries.

h. Income tax, tax on assets and employee statutory profit-sharing

Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded as results of the year in which they are incurred. Deferred income tax assets and liabilities recognize

temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are recorded only, when in the opinion of management, they are likely to be recovered. Deferred PTU is derived from temporary differences between accounting results and income for PTU purposes and is recognized only when it can be reasonably assumed that it will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or the benefits will not be realized.

The tax on assets paid that is expected to be recovered is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

i. Cumulative effect of restatement

The cumulative effect of restatement primarily consists of converting the results of foreign subsidiaries, and from holding no monetary assets of prior years and their corresponding restatement effect.

j. Recognition of revenue

Revenues from hotel operations and management services are recognized when such services are rendered. Revenues from Vacation Club operations are recognized when the relevant contract is formalized and the corresponding down payment is collected.

k. Integral financing cost

Integral financing cost consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities contracts, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of year end.

Gains from monetary position, which result from the deterioration of the purchasing power of monetary items caused by inflation, are determined by applying the inflation factor derived from the NCPI to net monetary liabilities at the beginning of each month. It is restated at year end with the corresponding inflation factor.

l. Other related businesses

Primarily includes revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of real estate developments, the sale of Vacation Club intervals, the distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

m. Majority income per share

Majority income per share is determined by dividing majority net income by the weighted average number of common shares outstanding.

Diluted income per share is determined by adding 1) to the majority income per share the interest and the exchange variations of convertible bonds and agreements, 2) to the weighted average of outstanding shares, the weighted average of outstanding liabilities during the period, converted into shares based on the conversion coefficient set forth in the convertible obligation and bond issuance agreements.

n. Statements of changes in financial position

Present changes in constant Mexican pesos, according to the financial position at prior year-end, restated to Mexican pesos as of the most recent year end.

o. Integral results

Include net income for the current fiscal period and the items that represent gains and losses, that in accordance with specific provisions are represented in shareholders investments, such as results arising out of non-monetary assets.

p. Derivatives

The Company records all effects of its derivatives agreements as assets and liabilities. Derivatives affect assets, liabilities, transactions or risks at the time they occur.

q. Financial instruments

The estimated value of the Company's financial instruments has been set forth based on available market information. The value of cash and market securities, accounts receivable and payable accounts correspond to their reasonable value due to the short term maturity of these items. Long term receivables, bank loans and debt accrue interest at floating rates, and their book value corresponds to their reasonable value.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

CONSOLIDATED

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
1	INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SHAREHOLDER	1	99.99	2,681,441	4,368,278
2	POSADAS DE MEXICO S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99	96,947	1,170,410
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE	1	99.99	84,073	358,298
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99	257,297	128,468
5	FONDO INMOBILIARIO POSADAS, S.-A. DE C.V.	SINCA	1	51.97	52,564	219,256
6	INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	47,943	95,770
7	POSADAS USA, INC	HOTEL MANAGEMENT	1	99.99	34,563	98,768
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	70.00	8,929	19,215
9	COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	GOODS SUPPLIER	1	99.99	9,889	9,843
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA	1	75.00	188	1,238
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT PLANNING AND SURVEILLANCE	1	99.99	12,180	(377)
12	OTHER SUBSIDIARIES (4) (NO. DE SUBS.:)		1	-	75,875	(32,632)
	TOTAL INVESTMENT IN SUSIDIARIES				**3,361,889**	**6,436,535**
	ASSOCIATES					
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL MANAGEMENT	7,500	25.00	3,800	18,054
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL MANAGEMENT	2,394,566	9.20	103	4,741
3	RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL MANAGEMENT	24,551,107	1.91	0	3,496
4	TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL MANAGEMENT	1,648,071	0.49	0	94
5	OTHER ASSOCIATES (4) (No. DE ASOC.:)	1	1	-	65	2,358
	TOTAL INVESTMENT ASSOCIATES				**3,968**	**28,743**
	OTHER PERMANENT INVESTMENTS					
	T O T A L				**3,365,857**	**6,465,278**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **3** YEAR: **2004**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4

CONSOLIDATED

Not required by the Mexican Stock Exchange

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

QUARTER: 3 YEAR: 2004

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
DEG	May 30, 2006	5.82									4,081	4,081	8,305			
INTERNATIONAL FINANCE CORP	Jyly 15, 2006	9.66									0	52,842	24,599	0		0
INTERNATIONAL FINANCE CORP	June 15, 2012	5.86									0	29,969	29,969	29,969	29,969	119,878
BANCOMEXT	August 19, 2009	5.10			1,329	36,199	37,528	37,528	21,421	5,315						
BANCOMEXT	November 22 , 2005	3.90			5,979	17,937	227,768	0	0							
BBVA BANCOMER	April 30, 2009	4.68			954	2,861	46									
BANAMEX	August 17, 2008	7.71			0	113,884	113,884	113,884	113,884			0	0	0	0	0
SCOTIABANK INVERLAT	July 29, 2009	5.44			4,745	14,236	18,981	18,981	18,981	208,787		0	0	0	0	0
SCOTIABANK INVERLAT	July 29, 2009	10.06	3,236	45,308								0	0	0	0	0
CALIFORNIA COMMERCE BANK	July 5, 2011	4.00									3,103	9,309	12,412	12,412	12,412	120,465
LAREDO NATIONAL BANK	February 5, 2013	5.00									376	1,127	1,503	1,503	1,503	11,195
Others	Others	Others	20,881	37,085	0	0	0	0								
FINANCIAL INSTITUTIONS																
HSBC	September 12, 2006	10.09		192,500									0	0	0	0
TOTAL BANKS			24,118	274,893	13,007	185,116	398,206	170,392	154,286	214,102	7,560	97,329	76,789	43,885	43,885	251,538
STOCK EXCHANGE LISTED																
WITHOUT GUARANTEES																
FINAMEX	December 2, 2004	11.32	200,000	0												
VALUE	February 16, 2006	10.09		300,000												
VALUE	July 7, 2006	11.99		250,000												
VALUE	May 6, 2009	12.11		250,000												
WITH GUARANTEES																
IXE*	January 27, 2009	5.15	201,814	739,986												
TOTAL			401,814	1,539,986	0	0	0	0	0	0	0	0	0	0	0	0

TICKER: POSADAS
GRUPO POSADAS S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS

QUARTER: 3 YEAR: 2004

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SERVICE SUPPLIERS			18,187									2,498				
MERCHANDISE SUPPLIERS			379,691									56,732				
TOTAL SUPPLIERS			**397,878**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**59,229**	**0**	**0**	**0**	**0**
OTHER CURRENT LIABILITIES			186,136	61,128								155,609				
TOTAL OTHER CURRENT LIABILITIES OTHER LOANS			186135.7932	61,128	0	0	0	0	0	0	0	155608.5315	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 3 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	78,103	889,468	92,093	1,048,793	1,938,261
LIABILITIES POSITION					
SHORT TERM LIABILITIES POSITION	9,871	112,419	16,086	183,190	295,609
LONG TERM LIABILITIES POSITION	124,728	1,420,455	19,205	218,718	1,639,173
NET BALANCE	(56,497)	(643,406)	56,802	646,885	3,479

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	1,189,032	4,647,902	3,458,870	0.62	21,445
FEBRUARY	1,163,936	5,264,108	4,100,172	0.60	24,601
MARCH	1,204,088	4,399,888	3,195,800	0.34	10,866
APRIL	1,250,150	4,975,140	3,724,990	0.15	5,587
MAY	1,598,193	4,635,803	3,037,610	(0.25)	(7,594)
JUNE	1,480,380	5,173,020	3,692,640	0.16	5,908
JULY	1,762,858	4,753,794	2,990,936	0.26	7,776
AUGUST	1,733,526	5,164,978	3,431,452	0.62	21,275
SEPTEMBER	1,747,932	4,790,101	3,042,169	0.83	25,250
RESTATEMENT					1,746
CAPITALIZATION:					0
FOREIGN CORP.:					6,343
OTHER:					
TOTAL					**123,203**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **3** YEAR: **2004**

BONDS AND MEDIUM TERM NOTES LISTING ON STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CAESAR PARK HOTELS	GREAT TOURISM HOTELS	790722	59%
FIESTA AMERICANA HOTELS	GREAT TOURISM AND FIVE STARS HOTELS	4655661.475	63%
FIESTA INN HOTELS	FOUR STARS "BUSINESS CLASS" HOTELS	1510944.959	65%
HOLIDAY INN HOTELS	FOUR STARS HOTELS	153731.082	67%
THE EXPLOREAN HOTEL	"ADVENTURE" FIVE STARS HOTELS	34466.299	24%

OBSERVACIONES

CAESAR PARK HOTELS, 2 LOCATED IN BRAZIL AND 1 IN ARGENTINA.
FIESTA AMERICANA HOTELS, 10 LOCATED IN MEXICO.
FIESTA INN HOTELS, 15 LOCATED IN MEXICO.
HOLIDAY INN HOTELS, 4 LOCATED IN U.S.A.
THE EXPLOREAN HOTEL, 2 LOCATED IN MEXICO.

TICKER: POSADAS QUARTER: 3 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3

YEAR: 2004

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT				2,971,765		FIESTAMERICANA	GENERAL PUBLIC
TOTAL				2,971,765			

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **3**

YEAR: **2004**

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT				340,768		CAESAR PARK HOLIDAY INN	GENERAL PUBLIC
T O T A L				340,768			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **3** YEAR: **2004**

CONSOLIDATED
Final Printing

INTEGRATION OF PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			383,651,215		383,651,215		383,651	
L			106,881,762			106,881,762	106,882	
TOTAL			**490,532,977**		**383,651,215**	**106,881,762**	**490,533**	

TOTAL OF SHARES THAT REPRESENT THE PAID IN CAPITAL STOCK AS OF THE DATE HEREOF. **490,533**

SHARES PROPORTION BY:

CPO'S: **7.24%**
UNITS:
ADRS's: **0.01%** SERIE A, **0.04%** SERIE L
GDRS's:
ADS's:
GDS's:

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	AT QUARTER
A	1,196,842	7.12000	7.10000
L	318,843	6.01000	6.80000

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Final Printing

PROJECT INFORMATION

The development plan of the Company contemplates the opening of 25 new Fiesta Inn and Caesar Business brand hotels, 14 of these hotels are already under construction. The estimated total investment of the development plan is approximately U.S.$278 million, of which the Company will contribute 4%, the remainder will be invested by third parties.

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

The financial statements of foreign subsidiaries which operate independently are updated according to the inflation index of the corresponding country and are expresed at the exchange rate of the relevant month, with respect to current year information as well that of previous years. As a result, comparable information , is obtained taking into account the currency of the countries where the Company has operations. Accordingly, the results of the financial statements of previous years differ from those originaly submitted.

89% of the Company's total revenues came from Mexico, 5% from Brazil, 4% from USA and 2% from Argentina.

The exchange rate used to restate the financial statements into Mexican pesos as of the end of September, 2004 were the following:

Brazilian Real - Mexican Pesos 3.9839
US Dollar - Mexican Pesos 11.3884
Argentinian Peso - Mexican Pesos 3.8133

MEXICAN STOCK EXCHANGE

TICKER: POSADAS | QUARTER: **3** | YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED

Declaration from the company officials responsable for the information | Final Printing

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THIRD QUARTER OF 2004 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO
FINANCE VICE PRESIDENT

L.C. FERNANDO LOPEZ VAZQUEZ
MANAGING DIRECTOR

October 28, 2004

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS
GRUPO POSADAS, S.A. DE C.V.

Date: 10/28/2004 13:36

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME: GRUPO POSADAS, S.A. DE C.V.
ADDRESS: REFORMA LOMAS 155 - 2nd Floor & PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
INTERNET ADDRESS www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID: GPO920120440
ADDRESS: REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME: MANUEL BORJA CHICO, ENGINEER
ADDRESS: REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL: mborja@posasdas.com.mx

INFORMATION ABOUT THE CHIEF EXECUTIVE OFFICERS

TITLE MSE: PRESIDENT OF THE BOARD OF DIRECTORS
TITLE: PRESIDENT
NAME: GASTON AZCARRAGA ANDRADE
ADDRESS: REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL:

TITLE MSE: CHIEF EXECUTIVE OFFICER
TITLE: CHIEF EXECUTIVE OFFICER
NAME: NOT APPLICABLE
ADDRESS: REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL:

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS
GRUPO POSADAS, S.A. DE C.V.

Date: 10/28/2004 13:36

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICEPRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	VICEPRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF ADMINISTRATION
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS
GRUPO POSADAS, S.A. DE C.V.

Date: 10/28/2004 13:36

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	VACANT
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF RELEVANT EVENTS VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Events of GRUPO POSADAS, S.A. DE C.V.

BMV Receipt Date: September 3, 2004 13:36PM

Prefix: EVENTORE

Ticker: POSADAS

Date: September 3, 2004

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City

Matter: Annual Report corresponding to December 31, 2003

Relevant Event: It is hereby announced that GRUPO POSADAS, S.A. de C.V. has submitted a new Annual Report corresponding to the fiscal year ended December 31, 2004, containing additions with respect to the following sections of said Report:

Section B) Number 1) Paragraph b) Executive Summary. Reference is made to section B) Number 5) Paragraph b) with respect to movements in the securities market of the Company's shares.
Section B) Number 2) paragraph a) Issuer's History and Development. A description of the main investments carried out by the Company during the last three years is included.
Section B) Number 2) paragraph b) Business Description, iii) Copyrights, Trademarks, Licenses and other Agreements. Development and expansion policies for the last three fiscal years is included.
Section B) Number 2 paragraph b) Business Description viii) Market Information. A section referring to the Company's market share is included.
Section B) Number 2) paragraph b) Business Description x) Description of main assets. Future investment plans are included.
Section B) Number 4) paragraph c) management and Shareholders. Various matters referring to board members and executive officers.

(6)

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Events of GRUPO POSADAS, S.A. DE C.V.

BMV Receipt Date: September 15, 2004 10:41:00 AM

Prefix: EVENTORE

Ticker: POSADAS

Date: September 15, 2004

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City

Matter: Grupo Posadas Announces Proposed Issuance of Senior Unsecured Notes.

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES.

Relevant Event: Grupo Posadas, S.A. de C.V. (BMV: POSADAS), a leading hotel operator in Latin America, announced today that it intends to issue and sell, subject to market and other conditions, approximately US$150 million of senior unsecured notes due 2011 (the "Notes") in a private placement pursuant to an exemption from registration under the United States Securities Act of 1933. The proceeds from such issuance will be used by the Company to repay outstanding debt. The Notes will be guaranteed by the Company's principal wholly-owned subsidiaries.

This press release is not an offer of securities for sale in the United States. The securities of the Company may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States may be made only by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements.

Any invitation or inducement to engage in any investment activity within the United Kingdom relating to the Notes is directed only at (i) persons who are investment professionals within the meaning of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001 (as amended) of the United Kingdom (the "Financial Promotion Order"); or (ii) persons who fall within articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order; and (iii) any other persons to whom this press release can otherwise lawfully be made under section 21 of the United Kingdom Financial

Services and Markets Act 2000 (all such persons together being referred to as "UK relevant persons"), and must not be acted on or relied upon by persons other than UK relevant persons.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Events of GRUPO POSADAS, S.A. DE C.V.

D

BMV Receipt Date: September 29, 2004
Prefix: EVENTORE

Ticker: POSADAS

Date: September 29, 2004

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City

Matter: Grupo Posadas Announces Terms of Issuance of Senior Unsecured Notes
NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES.

Relevant Event: Grupo Posadas, S.A. de C.V. (BMV: POSADAS), a leading hotel operator in Mexico and other parts of Latin America, announced today that it has agreed to issue US$150 million of its 8¾% senior unsecured notes due 2011 (the "Notes") in a private placement pursuant to exemptions from registration under the United States Securities Act of 1933. The transaction is expected to close on October 4, 2004 and is subject to customary closing conditions. The proceeds from the transaction will be used by the Company to repay outstanding debt. The Notes will be guaranteed by the Company's principal wholly owned subsidiaries.

This press release is not an offer of securities for sale in the United States. The securities of the Company may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States may be made only by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements.

Any invitation or inducement to engage in any investment activity within the United Kingdom relating to the Notes is directed only at (i) persons who are investment professionals within the meaning of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001 (as amended) of the United Kingdom (the "Financial Promotion Order"); or (ii) persons who fall within articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order; and (iii) any other persons to whom this press release can otherwise lawfully be made under section 21 of the United Kingdom Financial Services and Markets Act 2000 (all such persons together being referred to as "UK relevant persons"), and must not be acted on or relied upon by persons other than UK relevant persons.